FOIA CONFIDENTIAL TREATMENT REQUEST

BY HAND AND VIA EDGAR

Cecilia D. Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

Washington, D.C. 20549

Date: January 31, 2018

Re: Confidential Treatment Request of Koninklijke Philips N.V. (“Philips” or the “Company”).

Dear Ms. Blye:

On behalf of Philips, and in accordance with Rule 83 of the Rules on Information and Requests of the Commission (17 C.F.R. §200.83), we request confidential treatment of the information contained in square brackets and bearing Batesstamp numbers PH-01 through PH-08 in the enclosed letter dated January 31, 2018 of Philips addressed to you (the “Confidential Material”). Please promptly inform John O’Connor at Sullivan & Cromwell LLP as indicated below of any request for the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that Philips may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

The Confidential Material constitutes privileged or confidential commercial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules on Information and Requests of the Commission (17 C.F.R. § 200.80(b)(4)).

Pursuant to Rule 83(c)(3), a copy of this request (but not the Confidential Information) is also being delivered to the Commission’s Office of Freedom of Information and Privacy Act Operations.

If you have any questions relating to this request for confidential treatment, please feel free to call the undersigned or John O’Connor at Sullivan & Cromwell LLP (London) who may be reached at (212)558-4000.

Very truly yours,

/s/ Marnix van Ginneken
Marnix van Ginneken
Executive Vice President, Chief Legal Officer and Member of the Board of Management

CONFIDENTIAL TREATMENT REQUESTED BY PHILIPS

Cc:	Amanda Ravitz
Assistant	Director
Division	of Corporation Finance

Jennifer	Hardy
Special	Counsel
Office	of Global Security Risk

Office of Freedom of Information and Privacy Act Operations Securities and Exchange Commission (without enclosure).